UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Luxoft Holding, Inc

(Name of Issuer)

Class A Common Stock

Class B Common Stock

(Title of Class of Securities)

Class A Common Stock: G57279104

Class B Common Stock: Not Applicable

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G57279104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dmitry Loshchinin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,518,440 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,518,440 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,518,440 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.86% (1)(2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of 1,518,440 shares of Class B Common Stock held directly by Mr. Loschinin. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The rights of the holders of Class A ordinary shares and Class B ordinary shares will be identical, including dividend and liquidation rights, except with respect to voting and conversion. Each Class A ordinary share will be entitled to one vote per share. Each Class B ordinary share will be entitled to 10 votes per share and will be convertible at any time into one Class A ordinary share.
(2)	Assumes conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.

CUSIP No. G57279104

Item 1.

(a)	Name of Issuer Luxoft Holding, Inc

(b)	Address of Issuer’s Principal Executive Offices Akara Building 24 De Castro Street Wickhams Cay 1 Road Town, Tortola British Virgin Islands

Item 2.

(a)	Name of Person Filing Dmitry Loshchinin

(b)	Address of the Principal Office or, if none, residence Luxoft Global Operations GmbH Bundesstrasse 5 6300 Zug, Switzerland

(c)	Citizenship Russian Federation

(d)	Title of Class of Securities Class A Common Stock and Class B Common Stock

(e)	CUSIP Number Class A Common Stock: G57279104 Class B Common Stock: Not Applicable

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. G57279104

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Pursuant to Rule 13d-3(d)(1), all shares of Class B Common Stock (which are convertible into shares of Class A Common Stock) held by the reporting person were deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A Common Stock beneficially owned by the reporting person and (ii) calculating the percentages of the Class A Common Stock owned by such person. Consequently, all Class A Common Stock amounts and percentages are inclusive of the Class B Common Stock amounts and percentages set forth herein. The percentages of ownership set forth below are based on 8,699,940 shares of Class A Common Stock and 24,058,595 shares of Class B Common Stock outstanding at December 31, 2013 as reported by the Issuer to the reporting person.

Dmitry Loshchinin	Class A	Class B
(a) Amount beneficially owned:	1,518,440	1,518,440
(b) Percent of class:	14.86%	6.31%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	1,518,440	1,518,440
(ii) Shared power to vote or to direct the vote	0	0
(iii) Sole power to dispose or to direct the disposition of	1,518,440	1,518,440
(iv) Shared power to dispose or to direct the disposition of	0	0

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

 Not Applicable.

CUSIP No. G57279104

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2014.	Dmitry Loshchinin

/s/ Dmitry Loshchinin